EXHIBIT 21


                         LIST OF SUBSIDIARIES


     The Partnership was a partner in the following joint ventures:
JMB/Hahn PDTC Associates, L.P., a Limited Partnership, which holds title to Palm Desert Town Center located in Palm Desert, California. The Partnership also owned a 50% interest in Carlyle/Palm Desert, Inc., a corporation that was a partner in JMB/Hahn PDTC Associates, L.P.. Reference is made to the Notes for a summary description of the terms of such venture partnerships.